# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AYTU BIOPHARMA, INC, CIK 0001385818
CUSIP: 054754858
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7900 E. UNION AVENUE, SUITE 920, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-26-000109
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 545,946; sole dispositive power 0; shared dispositive power 545,946; aggregate amount beneficially owned 545,946 (4.99% of the class)
  Comment: The shares of the Common Stock reported herein consist of 338,344 shares of Common Stock and warrants to purchase 731,666 shares of Common Stock, subject to a 4.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 10,733,208 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q filed by the Issuer for the quarterly period ended March 31, 2026.
- LYTTON-KAMBARA FOUNDATION: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 545,946; sole dispositive power 0; shared dispositive power 545,946; aggregate amount beneficially owned 545,946 (4.99% of the class)
  Comment: The shares of the Common Stock reported herein consist of 338,344 shares of Common Stock and warrants to purchase 398,310 shares of Common Stock, subject to a 4.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 10,733,208 shares of Common Stock outstanding as of April 30, 2026, as reported in the Form 10-Q filed by the Issuer for the quarterly period ended March 31, 2026.

## Item 1. Issuer
Name of issuer: AYTU BIOPHARMA, INC
Address of issuer's principal executive offices: 7900 E. UNION AVENUE, SUITE 920, DENVER, CO, 80237

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton and Lytton-Kambara Foundation ("Foundation")
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 545,946

Foundation: 545,946
Percent of class:
Lytton: 4.99%
Foundation: 4.99%
Sole power to vote or to direct the vote:
Lytton: 0

Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 545,946

Foundation: 545,946
Sole power to dispose or to direct the disposition:
Lytton: 0

Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 545,946

Foundation: 545,946

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT 99.1 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (08/13/2026)
- LYTTON-KAMBARA FOUNDATION: /s/ Laurence W. Lytton, President (08/13/2026)